CUSIP No. 36229U102                 13D/A                   Page 1 of 7


                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A*

                                (Amendment No. 4)

                                 GSI GROUP INC.
             ------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    36229U102
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                   John Oliva
                       Highbridge Capital Management, LLC
                         9 West 57th Street, 27th Floor
                            New York, New York 10019
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 16, 2010
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-------------------------------------------------------------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36229U102                 13D/A                   Page 2 of 7


-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

                    Highbridge Capital Management, LLC

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [ ]
                                                                   (b)  [X]

-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                            OO

-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]

-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    2.8% (See Item 4)

-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON
                    OO

-------------------------------------------------------------------------------

CUSIP No. 36229U102                 13D/A                   Page 3 of 7


-------------------------------------------------------------------------------

     (1)    NAME OF REPORTING PERSONS

            Highbridge International LLC

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [ ]
                                                                   (b)  [X]

-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                             WC

-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                   Cayman Islands, British West Indies

-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES                         [ ]

-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                   2.8% (See Item 4)

-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON
                   OO

-------------------------------------------------------------------------------

CUSIP No. 36229U102                 13D/A                   Page 4 of 7


-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

                    Glenn Dubin

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]

-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                              OO

-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]

-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES                         [ ]

-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                     2.8% (See Item 4)

-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON
            IN

-------------------------------------------------------------------------------

CUSIP No. 36229U102                 13D/A                   Page 5 of 7


Item 1.     Security and Issuer.

     This Amendment No. 4 (the "Amendment") amends the statement on Schedule 13D filed on July 2, 2009 (the "Original Schedule 13D", as amended hereby and by Amendment No. 1 filed on November 20, 2009, Amendment No. 2 filed on March 3, 2010 and Amendment No. 3 filed on March 16, 2010, the "Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Items 4, 6 and 7 as set forth below.


Item 4.     Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     On March 16, 2010 Highbridge International LLC and the other Consenting Noteholders entered into an Amended and Restated Noteholder Restructuring Plan Support Agreement (the "Amended and Restated Plan Support Agreement") with the Issuer Parties, amending and restating the Plan Support Agreement. Under the Amended and Restated Plan Support Agreement the parties thereto agreed to modifications to the Plan (the "Modified Plan") and to support the Modified Plan. The Amended and Restated Plan Support Agreement contains specific agreements by the Consenting Noteholders with respect to voting their claims in support of the Modified Plan as well as conditions to the termination of the Amended and Restated Plan Support Agreement which are substantially similar to those contained in the Plan Support Agreement.

     As more fully described in the Modified Plan, under the Modified Plan the Notes will be exchanged for, among other things, New Senior Secured Notes (as defined in the Modified Plan) and New Preferred Shares (as defined in the Modified Plan) which New Preferred Shares will be convertible into common stock of the reorganized Issuer. The holders of the New Preferred Shares will vote together with the holders of common stock of the reorganized Issuer on an as converted basis. The terms of the New Preferred Shares are set forth as Exhibit C to the Modified Plan. This description of the Modified Plan is a summary only and is qualified in its entirety by reference to the Modified Plan, a copy of which was filed as Exhibit A of Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on March 19, 2010.

     This description of the Amended and Restated Plan Support Agreement is a summary only and is qualified in its entirety by reference to the Amended and Restated Plan Support Agreement, a copy of which is referenced as Exhibit 8 hereto (which incorporates by reference Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on March 19, 2010) and is incorporated herein by reference.

CUSIP No. 36229U102                 13D/A                   Page 6 of 7


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     As described in Item 4 above, on March 16, 2010, the Consenting Noteholders entered into the Amended and Restated Plan Support Agreement with the Issuer Parties, under which the parties thereto agreed to the terms of a restructuring of the Notes pursuant to the Modified Plan, a copy of which is referenced as Exhibit 8 hereto (which incorporates by reference Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on March 19, 2010) and is incorporated herein by reference.

Item 7.       Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

8. Amended and Restated Noteholder Restructuring Plan Support Agreement, dated as of March 16, 2010, by and among the Consenting Noteholders and the Issuer Parties (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on March 19, 2010).

CUSIP No. 36229U102                 13D/A                   Page 7 of 7


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  March 19, 2010

HIGHBRIDGE INTERNATIONAL LLC               HIGHBRIDGE CAPITAL MANAGEMENT, LLC


By: Highbridge Capital Management, LLC     By: /s/ John Oliva
    its Trading Manager                        -------------------------------
                                           Name:  John Oliva
                                           Title: Managing Director

By: /s/ John Oliva
----------------------------------
Name:  John Oliva
Title: Managing Director




/s/ Glenn Dubin
----------------------------------
GLENN DUBIN